Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

July 12, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission, Mail Stop 4561

Washington, DC 20549

RE:	Microsoft Corporation

File No. 000-14278

Dear Mr. Krikorian:

This letter responds to your comments communicated to us in your letter dated June 29, 2006. We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Following are our responses to the specific comments raised in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 8. Financial Statements and Supplementary Data

Income Statements, page 41

1.	Your response to prior comment number 1 indicates MSN segment revenue includes Internet-based Web Services such as MSN Internet Access and MSN Internet Software Subscription and such services represented approximately $889 million of the total fiscal year 2005 MSN segment revenue. Please clarify the nature of the fiscal year 2005 MSN segment revenue that is not considered a service offering. As part of your response, specifically clarify whether you consider MSN advertising revenue to be service related.

Response: The fiscal year 2005 MSN segment revenue that is not considered a service offering consists of advertising revenue from Internet-based ad display and from Internet-based search-based advertising. Historically, Microsoft has not included advertising revenue as a service revenue in the calculation under Rule 5-03(b) of Regulation S-X. We note that a specific definition of service revenue is not provided in the accounting literature or SEC guidance and we believe Rule 5-03(b) lacks the specificity to directly apply that guidance to the revenue streams of Microsoft’s business without interpretation.

For instance, Microsoft’s primary business is the licensing of software, which is an intangible product.

Microsoft has consistently considered service revenue under Rule 5-03(b) to be revenue generated from an individual performing an activity for a customer and revenue generated from providing access to software where customers do not take possession of the software, in accordance with the guidance in EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”. Microsoft service revenue generated from an individual performing an activity for a customer includes consulting services for advanced technology requirements and product support services to corporations and other large customers. Service revenue from providing access to software where customers do not have the right and ability to take possession of the software includes Internet-based Web Services such as MSN Internet Access, MSN Internet Software Subscriptions, Xbox Live, Microsoft Office Live Meeting and other online offerings.

The advertising revenue Microsoft generates results from the selling of the Company’s inventory of ad placements on MSN properties or the monetization of web search results. In both cases, the revenue is generated by Microsoft from an advertiser purchasing placement on a web property or within search results. Microsoft believes that this is an important difference from the Company’s definition of service revenue as discussed above. Furthermore, we note that Microsoft provides investors transparency to the MSN segment revenues related to both those considered services (detailed in our fiscal year 2005 MD&A as “Revenue from subscription and transaction services” and “Internet Access revenue”) and to revenues that are not considered services (detailed in our fiscal year 2005 MD&A as “MSN advertising revenue”). Finally, Microsoft provides investors with clarity into revenues and operating income of the two segments, MSN and Home and Entertainment, which have models that are most dissimilar to our software business.

2.	Please tell us the amount of revenue that was recognized in fiscal year 2005 on the subscription basis and explain how you considered the nature of this revenue in analyzing the amount of product and services revenue.

Response: Microsoft does not track revenue based on differences in revenue recognition policies, however, the majority of revenue Microsoft recognizes on the subscription basis is from multi-year licensing arrangements accounted for as subscriptions in accordance with SOP 97-2. This revenue is considered software product revenue since customers have the contractual right to take possession of the software. Revenue from Internet-based Web Services is also recognized on a subscription basis and is deemed services revenue, as described above.

Note 1 Accounting Policies

Reclassifications, page 48

3.	We note your response to prior comment number 2, which indicates you believe it was prudent to “reclassify” long-term tax contingencies from deferred income taxes to other long-term liabilities given the lack of authoritative guidance on this issue. We further note your disclosure on page 56, which indicates you currently apply SFAS No. 5 to account for tax contingencies. Please clarify the authoritative guidance you applied to tax contingencies prior to fiscal year 2005; that is, clarify whether you applied SFAS No. 5 or SFAS No. 109. If you applied SFAS 5 prior to fiscal year 2005, we do not believe that it would have been appropriate to offset these liabilities against the deferred tax assets. As a result, characterizing the change as a reclassification due to lack of authoritative guidance does not appear appropriate. In this case, explain to us why the change was not considered a correction of an error or support the right of offset prior to fiscal 2005. If you applied SFAS 109 prior to fiscal year 2005, explain to us why the change was not treated as a change in accounting principle.

Response: Similar to fiscal year 2005, we applied SFAS No. 5 to tax contingencies prior to fiscal year 2005. With Microsoft’s adoption of the fair value recognition provisions of SFAS No. 123 in fiscal year 2004, our long-term deferred income taxes changed from a net liability position to a net asset position. At June 30, 2004, $1.979 billion (2.1% of total assets) of long-term tax contingencies were netted against long-term deferred tax assets. We do not believe this amount is material to our financial position. This reclassification had no impact on our results of operations or changes in stockholders’ equity or cash flows. Furthermore, with our reclassification in fiscal year 2005, we disclosed the amount of long-term tax contingencies as of June 30, 2005 and June 30, 2004 in Note 11-Other Long-Term Liabilities of our 2005 Form 10-K. In addition, please note that we plan to file our fiscal year 2006 Form 10-K in August 2006 and the fiscal year 2004 balance sheet will no longer appear.

4.	Tell us whether you have considered any portion of your liabilities related to tax contingencies to be current and indicate the line item in which these amounts were classified as of December 31, 2005. If any such current liabilities exist and were reclassified, tell us where those amounts were reported prior to December 31, 2005. In addition, provide us with the amount of these current liabilities and explain how you considered disclosing that amount under paragraph 9 of SFAS 5. If the entire accrual related to your tax contingencies is classified as non-current, support that conclusion.

Response: As discussed with Christopher White of the SEC staff, it is our understanding you are referring to amounts as of June 30, 2005. As of June 30, 2005, $466 million (2.8% of current liabilities) of short-term tax contingencies were included in income taxes payable based on the estimated timing of such liabilities. Amounts for the short-term portion of tax contingencies reported prior to June 30, 2005, were also included in current liabilities. We have not reclassified previously reported short-term tax contingencies. We disclosed the nature of tax contingencies in Note 10-Income Taxes of our 2005 Form 10-K.

If you have any further questions, please call either me at (425) 704-8002 or Bob Laux at (425) 703-6094.

Sincerely,

/s/ Frank H. Brod
Frank H. Brod
Corporate Vice President, Finance and Administration and Chief Accounting Officer

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